Exhibit 99.3

pSivida Limited

ABN 78 009 232 026

Financial Report

for the financial year ended
30 June 2005

CORPORATE DIRECTORY

DIRECTORS	Mr Gavin Rezos Dr Roger Brimblecombe Dr Roger Aston Mr Stephen Lake Ms Alison Ledger Dr David Mazzo Mr Michael Rogers

COMPANY SECRETARY	Mr Aaron Finlay

REGISTERED OFFICE	Level 12, BGC Centre 28 The Esplanade Perth WA 6000 Australia Telephone: +61 8 9226 5099 Facsimile: +61 8 9226 5499 Email: psivida@psivida.com Website: www.psivida.com

AUDITORS	Ernst & Young The Ernst & Young Building 11 Mounts Bay Road Perth WA 6000 Telephone: +61 8 9429 2222 Facsimile: +61 8 9429 2436

LEGAL ADVISORS	Blake Dawson Waldron Level 19, Forrest Centre 221 St George’s Terrace Perth WA 6000

LEGAL ADVISORS (UK)	Stephenson Harwood 1 St Paul’s Churchyard London EC4M 8SH

LEGAL ADVISORS (USA)	Curtis, Mallet-Prevost, Colt & Mosle LLP 101 Park Avenue New York New York 10178-0061

SHARE REGISTRY	Computershare Registry Services Pty Ltd Level 2, Reserve Bank Building 45 St George’s Terrace Perth WA 6000 Telephone: +61 8 9323 2000 Facsimile: +61 8 9323 2033

BANKERS	HSBC Australia Limited 188 St George’s Terrace Perth WA 6000

ASX CODE	PSD

NASDAQ CODE	PSDV

XETRA CODE	PSI

ABN	78 009 232 026

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2005

The Directors of pSivida Limited submit herewith the annual financial report of the Company for the financial year ended 30 June 2005.

DIRECTORS

The names and details of the directors of the Company in office during the financial year and until the date of this report, unless otherwise stated, are:

Dr Roger Brimblecombe, PhD, DSc, FRCPath, CBiol, FIBiol
Non-Executive Chairman

Dr Brimblecombe is a former chairman of SmithKline and French Research Ltd. He is currently Chairman of MVM Ltd (the venture capital arm of the UK Medical Research Council), Oxxon Therapeutics Ltd (UK) and Oxxon Therapeutics, Inc (US). He is a director of AIM-listed Tissue Science Laboratories plc (appointed 1998), NASDAQ-listed Vertex Pharmaceuticals, Inc (appointed 1993) and unlisted company Vertex (Europe) Ltd. He is Consultant Editor of Drug Discovery World. Dr Brimblecombe is a respected figure in the international pharmaceutical and biotechnology industries with extensive contacts in Europe, the US and Japan.

Dr Brimblecombe is Chairman of pSiMedica Limited (UK) and pSiOncology Pte Limited (Singapore).

Mr Gavin Rezos, BJuris, LLB, BA
Managing Director

  Mr Rezos graduated in Law from the University of Western Australia, has been admitted as a barrister and solicitor in Western Australia, England and New South Wales and practised in London in corporate finance before joining the merchant bank Midland Montagu in 1990 (now HSBC Investment Bank plc).

Mr Rezos has extensive Australian and international investment banking experience across a range of industries and in a number of geographical locations including Europe, Latin America, the Middle East and Asia. Mr Rezos is currently principal of Viaticus Capital Pty Ltd, a specialist biotechnology venture capital and corporate advisory company. He was formerly an Investment Banking Director of the HSBC Group, with previous regional roles based in London, Sydney and Dubai.

Mr Rezos is a Director of pSiMedica Limited (UK), pSiOncology Pte Ltd (Singapore) and Chairman of AION Diagnostics Limited.

Mr Rezos was also a director of ASX-listed Amity Oil Limited (now Antares Energy Limited) during the period October 2001 to November 2004.

Dr Roger Aston, PhD, BSc (Hons)
Director, Strategy

Previously at the Wellcome Foundation, Dr Aston has more than 20 years of experience in the pharmaceutical and biotechnology industries. His previous positions have included CEO of Peptech Limited (Australia), director of Cambridge Antibody Technology Limited (UK) and Chairman of Cambridge Drug Discovery Limited (UK - now BioFocus plc). Dr Aston was also founder and CEO of Biokine Technology Ltd (UK) prior to its acquisition by the Peptech Group.

Dr Aston is a founder and a Director of pSiMedica Limited (UK), CEO of pSiOncology Pte Ltd (Singapore) and a Director of AION Diagnostics Limited.

Dr Aston is also a Director of ASX-listed companies Avantogen Limited (formerly Australian Cancer Technology Limited, appointed February 2001) and Epitan Limited (appointed April 2005).

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2005

Mr Stephen Lake, BA (Jt Hons), MBA, ACA
Non-Executive Director (appointed 30 July 2004)

Mr Lake is Investment Director, QinetiQ Limited. He has over 20 years of experience in the high technology sector as a senior executive in both large multi-national and early stage venture backed companies. He was a founding executive of Reuters venture capital arm Greenhouse. He has extensive international experience having worked in the USA for 10 years, as well as in France and the Nordic Countries. Mr Lake is a UK qualified Chartered Accountant and has an MBA in Technology & Strategy from Theseus Institut, France. He is a non-executive director of Quintel Technology Limited and QS4 Group Limited.

Ms Alison Ledger, BA, MBA
Non-Executive Director (appointed 30 July 2004)

Ms Ledger was most recently a principal at McKinsey & Co both in Sydney and London specialising in financial institutions including banking, asset management, stock exchanges, insurance and regulatory compliance. She joined McKinsey in 1995 after spending time with Bankers Trust in London marketing investment funds to European corporate and institutional clients. Ms Ledger has extensive financial experience and knowledge of international capital markets with a breadth of knowledge in strategy, operations, performance improvement, cost management, new business building and geographic expansion. She has a Harvard MBA and has lived and worked in numerous countries including the UK, Australia and the USA.

Dr David Mazzo, BA (Hons), BSc (Hons), MSc, PhD
Non-Executive Director (appointed 25 July 2005)

Dr Mazzo is President and Chief Executive Officer of Chugai Pharma USA, and is based in New Jersey, USA. Chugai Pharma USA is part of the Roche group of companies and is a subsidiary of Chugai Pharmaceutical Company Limited (Japan), a global research-based pharmaceutical company. Dr Mazzo holds a Bachelor of Arts with Honours (Interdisciplinary Humanities) and a Bachelor of Science with Honours in Chemistry from Villanova University, and a Master of Science in Chemistry and a PhD in Analytical Chemistry from the University of Massachusetts. He complemented his American education as a Research Fellow at the école Polytechnique Fédérale de Lausanne, Switzerland.

Dr Mazzo is also a director of AMEX-listed Avanir Pharmaceuticals (appointed 1 August 2005).

Mr Michael Rogers, BA, MBA
Non-Executive Director (appointed 27 July 2005)

Mr Rogers is Executive Vice President, Chief Financial Officer and Treasurer of Indevus Pharmaceuticals Incorporated, a biopharmaceutical company based in Lexington, Massachusetts, USA. Mr Rogers received an MBA from the Darden School of Business, University of Virginia and a BA, Political Science from Union College, and brings significant financing, acquisition, investment banking and partnering experience relating to pharmaceutical and biotechnology companies to the pSivida Board. He will chair the Audit Committee and is the designated “financial expert” on the Board.

Mrs Nadine Donovan, BBus, CPA
Former Finance Director / Company Secretary (resigned 30 July 2004)

Mrs Donovan graduated with a Bachelor of Business from Edith Cowan University (WA) and is CPA qualified. Mrs Donovan has extensive experiences in financial accounting and corporate compliance, having spent 8 years in the power generation and oil and gas industry. Mrs Donovan is also a director of ASX-listed Lach Drummond Resources Limited.

Mrs Donovan resigned as a Director of the Company on 30 July 2004.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2005

COMPANY SECRETARY

Mr Aaron Finlay, BCom, CA
Company Secretary / Chief Financial Officer

Mr Finlay joined pSivida in May 2004 as Chief Financial Officer and Company Secretary. His most recent role was as INVESCO Australia's Chief Financial Officer where he had responsibility for the operations of finance, as well as the compliance, legal, and human resources functions. Prior to that position, Mr Finlay was head of group tax and treasury for INVESCO's global operations in London. Prior to joining INVESCO, Mr Finlay worked for PricewaterhouseCoopers (then Price Waterhouse) in London and Perth.

Mr Finlay is also chief financial officer and company secretary of AION Diagnostics Limited.

CORPORATE INFORMATION

Corporate Structure

pSivida Limited is a company limited by shares that is incorporated and domiciled in Australia. pSivida Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial period.

Nature of Operations and Principal Activities

The principal activities during the year of entities within the consolidated entity were:

•	research and development into nano-structured porous silicon in the biotechnology sector;
•	patent maintenance and lodgement of new patents with regard to specific BioSiliconTM applications;
•	collaboration and commercialisation of BioSilicon™ applications;
•	promotion of the Company both domestically and internationally; and,
•	further investigation of future collaboration partners and product applications.

REVIEW AND RESULTS OF OPERATIONS

For the financial year ending 30 June 2005, after deducting the outside equity interest, the loss attributable to members of pSivida is $14,726,523 (2004: $3,683,205). The operating loss includes $8,287,930 (2004: $7,011,666) (an average of $690,661 per month) of research and development costs expended by pSiMedica and administrative expenses, including unrealised foreign exchange losses, NASDAQ listing costs, goodwill amortisation and salaries and costs relating to the head office totalling $7,666,765 (2004: $888,961) (an average of $638,897 per month).

The ratio of Research and Development expenditure to total costs is 68.8% (2004: 88.7%) after the deduction of unrealised foreign exchange losses, pSiMedica acquisition costs, direct NASDAQ listing costs and goodwill amortisation from total costs.

The research and development costs expended by pSiMedica are minimised by the use of QinetiQ facilities in Malvern on a contract basis under a facilities agreement with QinetiQ.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2005

On 4 August 2004 the Company completed the $58 million acquisition of the pSiMedica shares that it did not already own with pSiMedica becoming a wholly owned subsidiary of the Company. Immediately following the acquisition, QinetiQ held 35,699,629 ordinary shares in pSivida Limited, which constituted approximately 17.5% of the issued shares of the Company.

On 24 August 2004, the Company incorporated AION Diagnostics Limited, an Australian resident wholly owned subsidiary of the Company to focus on developing the diagnostic applications of BioSiliconTM.

A total of 15,570,000 options with exercise prices ranging between 20 cents and 65 cents, were exercised during the financial year, raising a total of $3,666,500.

In January 2005 the Company announced that its American Depositary Receipts (ADRs) had commenced trading on the NASDAQ National Market under the ticker symbol PSDV. The ADRs trade on a 10:1 ratio to the Company’s ordinary shares.

As at 30 June 2005 the consolidated cash position was $12,892,061 (2004: $31,350,656) and the Company had 219,312,166 (2004: 153,937,785) shares on issue.

SUBSEQUENT EVENTS

On 25 July 2005 the Company announced that it had appointed Dr David Mazzo as a non-executive director of the Company.

On 27 July 2005 that Company announced that it had appointed Mr Michael Rogers as a non-executive director of the Company.

On 15 August 2005 the Company announced that it was in negotiations and undertaking due diligence to acquire a US based specialised drug delivery company through the issue of American Depositary Receipts (ADRs).

On 23 August 2005 the Company announced that it had raised US$4.3 million (AU$5.7 million) before costs via the private placement of 665,000 American Depositary Receipts (ADRs) to predominantly US investors at US$6.50 each (AU$8.61). Each ADR represents 10 ordinary shares. The ADRs have an attached 1 for 10, 3 year warrant exercisable at US$12.50 per ADR.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

In the opinion of the directors, there were no matters that significantly affected the state of affairs of the consolidated entity during the financial period, other than those referred to in the review of operations.

DIVIDENDS

The directors recommend that no amount be paid by way of dividend. No dividend has been paid or declared since the start of the financial period.

STRATEGY AND FUTURE PERFORMANCE

Information about the business strategies of the consolidated entity and its prospects for the future has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2005

SHARE OPTIONS

As at the date of this report, there were a total of 19,751,713 unissued ordinary shares under option (18,971,713 at balance date). Refer to note 13 of the financial statements for further details of the options outstanding.

Option holders do not have any right, by virtue of an option, to participate in any share issue of the Company or any related body corporate or in the interest issue of any other registered scheme.

During the financial year, the Company issued 12,631,537 options under the shareholder approved Employee Share Option Plan. Details regarding the issue of share options under this plan are provided in note 19 of the financial statements. The Company issued a further 2,050,000 options during the year to third party consultants and placement agents.

Options issued after report date

The Company granted options to predominantly US investors as part of its capital raising, announced on 23 August 2005 (see Subsequent Events section of this report, above). No options were granted to directors or specified executives after the report date.

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY AND RELATED BODIES CORPORATE

As at the date of this report the interests of the Directors in the shares and options of pSivida Limited were as follows:

	pSivida Limited				AION Diagnostics
	Ordinary Shares		Options		Limited Options
	Held Directly	Held Indirectly	Held Directly	Held Indirectly	Held Directly	Held Indirectly
Dr R Brimblecombe	445,067	-	949,111	-	-	-
Mr G Rezos	2,018,630	9,300,652	2,771,030	1,200,000	-	250,000
Dr R Aston	5,618,586	1,475,000	1,049,111	500,000	250,000	-
Mr S Lake	-	-	242,061	-	-	-
Ms A Ledger	-	1,900,000	-	200,000	-	-
Dr D Mazzo	-	-	-	-	-	-
Mr M Rogers	-	-	-	-	-	-

REMUNERATION REPORT

This report outlines the remuneration arrangements in place for directors and executives of pSivida Limited.

Director and executive details

The directors of pSivida Limited during the year were:
•	Dr R Brimblecombe (Non-Executive Chairman)
•	Mr G Rezos (Managing Director)
•	Dr R Aston (Director, Strategy
•	Mr S Lake (Non-Executive), appointed 30 July 2004
•	Ms A Ledger (Non-Executive), appointed 30 July 2004
•	Mrs N Donovan (Finance Director), resigned 30 July 2004

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2005

The Company executives of pSivida Limited during the year were:
•	Mr A Finlay (Company Secretary, Chief Financial Officer)

The group executives of pSivida Limited during the year were:
•	Dr M Parry-Billings (Research & Development Director, pSiMedica Limited)
•	Prof L Canham (Chief Scientific Officer, pSiMedica Limited)
•	Dr A Kluczewska (Managing Director, AION Diagnostics)
•	Mr S Connor (Director of Development, pSiMedica Limited)
•	Dr J Ogden (Commercial Director, pSiMedica Limited)

Remuneration Policy

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors and Executive Officers. The Remuneration Committee will assess the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team. Such officers are paid their base emolument in cash only.

To assist in achieving these objectives, the Remuneration Committee will link the nature and amount of executive Directors’ and officers’ emoluments to the Company’s financial and operational performance.

Executive Officers are those directly accountable for the operational management and strategic direction of the Company and the consolidated entity.

Fixed remuneration

Fixed remuneration consists of a base remuneration package, which includes directors’ fees (in the case of Directors), salaries, consulting fees and employer contributions to superannuation funds.

Fixed remuneration levels for Directors and executive officers are reviewed annually by the Remuneration Committee through a process that considers the employee’s personal development, achievement of key performance objectives for the year, industry benchmarks wherever possible and CPI data. Recommendations for remuneration levels are given by the Remuneration Committee to the Board for approval.

Key performance indicators (KPIs) are individually tailored by the Remuneration Committee for each director and executive officer each year, and reflect an assessment of how that employee can fulfil their particular responsibilities in a way that best contributes to Company performance and shareholder wealth in that year.

Performance-linked remuneration

All employees may receive bonuses and/or share options based on achievement of specific goals related to performance against individual KPIs and to the performance of the Company as a whole as determined by the directors based on a range of factors. These factors include traditional financial considerations such as operating performance, cash consumption and deals concluded and also industry-specific factors relating to the advancement of the Company’s research and development activities and intellectual property portfolio, collaborations and relationships with scientific institutions, third parties and internal employees.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2005

The Remuneration Committee determines the total amount of performance-linked remuneration payable as a percentage of the total annualised salaries for all employees employed as at the end of the financial year (with pro rata reductions to the annualised salary made for any employee not employed for the entire financial year). Once the Remuneration Committee has determined the total performance-linked remuneration payable across the Company, Committee members assess the performance of each individual staff member within their department, relative to that staff member’s KPIs and decide how much performance-linked remuneration should be paid to that person.

Elements of director and executive remuneration

Remuneration packages contain the following key elements:
a)	Primary benefits - salary / fees and bonuses;
b)	Post-employment benefits - including superannuation;
c)	Equity - share options granted under the Employee Share Option Plan as disclosed in Note 19 to the financial statements; and
d)	Other benefits.

The following table discloses the remuneration of the directors of the Company during the financial year from pSivida and controlled entities within the consolidated entity:

	Primary		Post-employ-ment	Other benefits	Equity	Total	Total cash-based remuner-ation
	Salary and fees	Bonus	Super-annuation		Options * (i)
	$	$	$	$	$	$	$
Directors
Dr R Brimblecombe	224,459	25,000	-	-	229,296	478,755	249,459
Mr G Rezos	348,062	75,000	10,905	-	1,361,127	1,795,094	433,967
Dr R Aston	315,683	25,000	8,438	1,189	558,592	908,902	350,310
Mr S Lake	22,917	-	-	-	91,718	114,635	22,917
Ms A Ledger	27,500	-	2,475	-	91,718	121,693	29,975
Mrs N Donovan	2,083	-	188	-	-	2,271	2,271
Total	940,704	125,000	22,006	1,189	2,332,451	3,421,350	1,088,899

*	These options had no taxable value at the time of issue.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2005

The following table discloses the remuneration of the highest remunerated executive of the Company and the 5 highest remunerated group executives of the consolidated entity during the financial year:

	Primary		Post-employ-ment	Other benefits	Equity	Total	Total cash-based remuner-ation
	Salary and fees	Bonus	Super-annuation		Options * (i)
	$	$	$	$	$	$	$
Company Executive
Mr A Finlay	144,572	32,500	13,135	-	370,396	560,603	190,207

Group Executives
Prof L Canham	193,780	-	22,553	6,056	353,524	575,913	222,389
Dr A Kluczewska	208,333	10,000	-	-	299,808	518,141	218,333
Mr S Connor	181,146	-	21,738	10,612	143,751	357,247	213,496
Dr J Ogden	169,816	-	20,378	6,060	143,751	340,005	196,254
Dr M Parry-Billings	149,806	-	17,977	2,871	146,323	316,977	170,654
Total	1,047,453	42,500	95,781	25,599	1,457,553	2,668,886	1,211,333

*	These options had no taxable value at the time of issue.

(i)
During the year options were granted to directors and specified executives in August 2004 in respect of the pSiMedica acquisition and April 2005 in respect of annual performance reviews, pursuant to the Company’s Employee Share Option Plan, which have been included as equity options remuneration above. These options have been valued using the Black Scholes Option Valuation Model, which takes into account time value and the volatility of the stock price.

A total of 8,251,000 options were issued to directors and employees in August 2004. The options are exercisable at $1.18, being an 8% premium to the share price at the time of the grant, and may be exercised between the date of grant and expiry on 5 August 2009.

A total of 3,152,000 options were issued to employees in April 2005. The options are exercisable at $0.80, being a 10% premium to the share price at the time of the grant. The options are subject to varying vesting and performance conditions and expire on 31 March 2010.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2005

Value of options issued to directors and executives

The following table discloses the value of options granted, exercised or lapsed during the year:

	Options granted	Options exercised	Options lapsed
	Value at grant date	Value at exercise date	Value at time of lapse	Total value of options granted, exercised and lapsed	Value of options included in remuner-ation for the year	Percentage of total remuner-ation for the year that consists of options
	$	$	$	$	$	%
Dr R Brimblecombe	229,296	-	-	229,296	229,296	47.9
Mr G Rezos	1,361,127	-	-	1,361,127	1,361,127	75.8
Dr R Aston	558,592	-	-	558,592	558,592	61.5
Mr S Lake	91,718	-	-	91,718	91,718	80.0
Ms A Ledger	91,718	-	-	91,718	91,718	75.4
Mrs N Donovan	-	324,500	-	324,500	-	-
Mr A Finlay	412,772	-	-	412,772	370,396	66.1
Prof L Canham	380,009	-	-	380,009	353,524	61.4
Dr A Kluczewska	236,534	-	-	236,534	299,808	57.9
Mr S Connor	170,236	-	-	170,236	143,751	40.2
Dr J Ogden	170,236	-	-	170,236	143,751	42.3
Dr M Parry-Billings	311,394	-	-	311,394	146,323	46.2
Total	4,013,632	324,500	-	4,338,132	3,790,004

Company performance

In considering the Company’s performance and its effect on shareholder wealth, the Board have regard to a broad range of factors, some of which are financial and others of which relate to the scientific progress on the Company’s projects, results of trials, relationship building with research institutions, collaborations etc. The Board also gives consideration to the Company’s result and cash consumption for the year. It does not utilise earnings per share as a performance measure or contemplate payment of any dividends in the short to medium term given that all efforts are currently being expended to build the business and establish self-sustaining revenue streams. The Company is of the view that any adverse movement in the Company’s share price related to an industry trend or other similar non-specific economic condition should not be a punitive factor in assessing the performance of individuals.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the financial period, the Company maintained an insurance policy which indemnifies the Directors and Officers of pSivida Limited in respect of any liability incurred in connection with the performance of their duties as Directors or Officers of the Company. The Directors made a personal contribution toward the premium to satisfy Section 199B of the Corporations Act 2001. The Company's insurers have prohibited disclosure of the amount of the premium payable and the level of indemnification under the insurance contract.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2005

DIRECTORS' MEETINGS

The following table sets out the number of directors’ meetings (including meetings of committees of directors) held during the financial year and the number of meetings attended by each director (while they were a director or committee member). During the financial year, 20 Board meetings, 2 audit committee meetings and 3 remuneration committee meetings were held.

	Board of directors		Audit committee		Remuneration committee		Nomination committee
	Held	Attended	Held	Attended	Held	Attended	Held	Attended

Dr R Brimblecombe	20	20	3	2	2	1	-	-
Mr G Rezos	20	20	-	-	-	-	-	-
Dr R Aston	20	19	-	-	2	2	-	-
Mr S Lake	19	19	3	3	2	2	-	-
Ms A Ledger	19	19	3	3	-	-	-	-
Mrs N Donovan	1	1	-	-	-	-	-	-

AUDITOR’S INDEPENDENCE DECLARATION

The auditor’s independence declaration is included on page 23 of the financial report.

Dated at Perth, 13 September 2005, and signed in accordance with a resolution of the Directors.

[Rezos.jpg]

Mr G J Rezos
Managing Director

CORPORATE GOVERNANCE STATEMENT FOR THE YEAR ENDED 30 JUNE 2005

pSivida's Board and Corporate Governance

The Board of directors of pSivida Limited is responsible for the corporate governance of the consolidated entity and is committed to applying the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations (“ASX Principles”) where practicable. The Board guides and monitors the business and affairs of pSivida Limited on behalf of the shareholders. It is a requirement of the Board that the Company maintains high standards of ethics and integrity at all times.

The ASX Principles are an important regulatory guide for listed companies reporting on their corporate governance practices. Under ASX Listing Rule 4.10.3, listed companies must disclose the extent to which they have followed the ASX Principles, and if any of the recommendations have not been followed then the Company must explain why not.

The requirements under Listing Rule 4.10.3 apply to pSivida for the financial year ended 30 June 2005 and this corporate governance statement sets out and explains any departures by pSivida from the ASX Principles.

The pSivida Corporate Governance Website

Important information relating to pSivida's corporate governance policies and practices are set out on the Company's website at www.psivida.com. The following documents are summarised on the website and are available in full from the Company:

•	Board Charter;
•	Code of Conduct;
•	Communications Strategy Policy;
•	Continuous Disclosure Policy;
•	Securities Trading Policy;
•	Risk Policy & Internal Compliance and Control Systems;
•	Audit Committee Charter;
•	Nomination Committee Charter; and
•	Remuneration Committee Charter.

The corporate governance section of pSivida's website was first made available from 1 July 2003 and the documents referred to above were available from that date. pSivida has undertaken a review of its corporate governance policies and practices since that date and is continuing to update its policies and practices to reflect developing corporate governance requirements and practices.

The Role of the Board and the Board Charter

The Board's Duties

As the Board acts on behalf of and is accountable to the shareholders, the Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations and strives to meet those expectations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

The role of the Board is to oversee and guide the management of pSivida with the aim of protecting and enhancing the interests of its shareholders and taking into account the interests of other stakeholders including employees and the wider community.

CORPORATE GOVERNANCE STATEMENT FOR THE YEAR ENDED 30 JUNE 2005

The Board has adopted a formal Charter which clearly establishes the relationship between the Board and management and describes their functions and responsibilities. A summary of the Board Charter has been posted on the corporate governance section of the Company’s website.

The Board is responsible for setting the strategic direction of the Company, establishing goals for management and monitoring the achievement of those goals. The Managing Director is responsible to the Board for the day to day management of the Company.

Code of Conduct

Directors of the Company are also subject to pSivida's Code of Conduct (see further discussion below). The Code of Conduct is considered by the Board to be an effective way to guide the behaviour of all directors and employees and demonstrates the Company's commitment to ethical and compliant practices.

The Composition of pSivida's Board

The composition of the Board is determined in accordance with the following principles and guidelines:

•	the Board should comprise at least 3 directors;
•	the Board should comprise directors with an appropriate range of qualifications and expertise; and
•
the Board shall meet regularly and follow meeting guidelines set down to ensure all directors are made aware of, and have available all necessary information, to participate in an informed discussion of all agenda items.

As at the date of this report, the Board comprises a non-executive chairperson, two executive directors and a further four non-executive independent directors. Details of the directors are set out in the Directors’ Report.

Independence of Directors

The Board has reviewed the position and associations of each of the seven directors in office at the date of this report and considers that five of the directors are independent. In considering whether a director is independent, the Board has regard to the independence criteria in ASX Best Practice Recommendations Principle 2 and other facts, information and circumstances that the Board considers relevant. The Board assesses the independence of new directors upon appointment and reviews their independence, and the independence of other directors, as appropriate.

The Board considers that Dr Brimblecombe meets the criteria in Principle 2. He has no material business or contractual relationship with the Company, other than as a director and no conflicts of interest which could interfere with the exercise of independent judgement. Accordingly, he is considered to be independent.

The Board considers that Mr Lake meets the criteria in Principle 2. He has no material business or contractual relationship with the Company, other than as a director and no conflicts of interest which could interfere with the exercise of independent judgement, notwithstanding he is a nominee of QinetiQ (as at the date of this report QinetiQ holds approximately 16.3% of the Company's issued share capital). The Board considers Mr Lake to be independent on the basis QinetiQ is not in a position to exercise control over the Company.

The Board considers that Ms Ledger meets the criteria in Principle 2. She has no material business or contractual relationship with the Company, other than as a director and no conflicts of interest which could interfere with the exercise of independent judgement. Accordingly, she is considered to be independent.

CORPORATE GOVERNANCE STATEMENT FOR THE YEAR ENDED 30 JUNE 2005

The Board considers that Dr Mazzo meets the criteria in Principle 2. He has no material business or contractual relationship with the Company, other than as a director and no conflicts of interest which could interfere with the exercise of independent judgement. Accordingly, he is considered to be independent.

The Board considers that Mr Rogers meets the criteria in Principle 2. He has no material business or contractual relationship with the Company, other than as a director and no conflicts of interest which could interfere with the exercise of independent judgement. Accordingly, he is considered to be independent.

Both Mr Rezos and Dr Aston are employed in an executive capacity by the Company and so are not considered to be independent.

The pSivida Board did not have a majority of independent directors throughout the entire financial year, and therefore was not in compliance with Best Practice Recommendation 2.1 for the entire period. However on the appointments of Mr Lake and Ms Ledger on 30 July 2004 the Board consisted of a majority of independent directors. Prior to the appointment of Mr Lake and Ms Ledger, the Board considered that given the Company's stage of development and resources available that it was appropriate to have a majority executive Board, in the interests of maximising the efficiency of the Board and developing the Company's business.

The directors will continue to monitor the composition of the Board to ensure its structure remains appropriate and consistent with effective management and good governance.

Appointment, Election and Re-Election of pSivida Directors

The Constitution of the Company requires one third of the directors, other than the Managing Director, to retire from office at each Annual General Meeting. Directors who have been appointed by the Board are required to retire from office at the next Annual General Meeting and are not taken into account in determining the number of directors to retire at that Annual General Meeting. Directors cannot hold office for a period in excess of three years or later than the third Annual General Meeting following their appointment without submitting themselves for re-election. Retiring directors are eligible for re-election by shareholders.

Nomination and Appointment of New Directors

Recommendations of candidates for new directors are made by the Board’s Nomination Committee for consideration by the Board as a whole. If it is necessary to appoint a new director to fill a vacancy on the Board or to complement the existing Board, a wide potential base of possible candidates is considered. If a candidate is recommended by the Nomination Committee, the Board assesses that proposed new director against a range of criteria including background, experience, professional skills, personal qualities, the potential for the candidate’s skills to augment the existing Board and the candidate’s availability to commit to the Board’s activities. If these criteria are met and the Board appoints the candidate as a director, that director must retire at the next following Annual General Meeting and will be eligible for election by shareholders at that Annual General Meeting.

pSivida's Board Meetings

The Board met twenty times between 1 July 2004 and 30 June 2005.

The Board meets formally at least ten times each year, and from time to time meetings are convened outside the scheduled dates to consider issues of importance.

CORPORATE GOVERNANCE STATEMENT FOR THE YEAR ENDED 30 JUNE 2005

Directors’ attendance at Board and Committee meetings is detailed on page 12 of this annual report.

Performance Review

The Board's policy with respect to performance evaluation is to review its performance and that of its Committees and executive management at least annually. The Chairman discusses with each director, on a one on one basis, their contribution to the Board.

The method of the assessment is to be set by the Board.

Due to the changes to the structure of the Board in July 2005, the new Board has not undertaken a performance evaluation of itself or each director before the date of this annual report. The short time in which the current, expanded Board has been in place has resulted in the Board delaying its performance review until mid 2006.

The performance evaluation to be conducted by the Board will include consideration of the Board's policies in relation to Board and executive evaluation, which to date have not yet been formalised. When the Board formally adopts its evaluation policies, and determines the manner in which evaluation will be conducted, a summary of the relevant processes will be disclosed on the corporate governance section of the pSivida website.

Furthermore, the Board aims to ensure that the shareholders are informed of all information necessary to assess the performance of the directors. Information is communicated to the shareholders through:

•	the annual report which is distributed to all shareholders;
•	the half-yearly report;
•	the annual general meeting and other meetings to obtain shareholder approval for Board actions as appropriate; and
•	continuous disclosure in accordance with ASX Listing Rule 3.1 and the Company's continuous disclosure policy.

Board Members' Rights to Independent Advice

The Board has procedures to allow directors, in the furtherance of their duties as directors or members of a Committee, to seek independent professional advice at the Company's expense, subject to the prior written approval of the Chairman.

pSivida's Board Committees

The Board has established the following committees to advise and support the Board in carrying out its duties:

•	Audit and Compliance Committee;
•	Nomination Committee; and
•	Remuneration Committee.

Audit and Compliance Committee

It is the Board's responsibility to ensure that an effective internal control framework exists within the Group, including internal controls to deal with both the effectiveness and efficiency of significant business processes. Effective internal controls include the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators.

CORPORATE GOVERNANCE STATEMENT FOR THE YEAR ENDED 30 JUNE 2005

The Board has established an Audit and Compliance Committee, which operates under a Charter approved by the Board, and has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the consolidated entity to the Audit and Compliance Committee.

The duties and responsibilities of the Audit and Compliance Committee include:
(a)	ensuring appropriate Group accounting policies and procedures are defined, adopted and maintained;
(b)
ensuring that Group operating and management reporting procedures, and the system of internal control, are of a sufficiently high standard to provide timely, accurate and relevant information as a sound basis for management of the Group's business;

(c)	reviewing the Group Financial Statements prior to their approval by the Board;
(d)	reviewing the scope of work including approval of strategic and annual audit plans and effectiveness of both the external and internal audit functions across the Group;
(e)	monitoring the proper operation of and issues raised through subsidiary company Audit and Compliance Committees;
(f)	ensure that appropriate processes are in place to ensure compliance with all legal requirements affecting the Group;
(g)	ensure that all internal and industry codes of conduct and standards of corporate behaviour are being complied with;
(h)
appointment of, on recommendation by the Managing Director, a person(s) responsible for Internal Audit functions as specified from time to time by, and in accordance with, the Committee's Terms of Reference;

(i)
responsible for making recommendations to the Board of Directors on the appointment, reappointment or replacement (subject, if applicable, to shareholder ratification), monitoring of effectiveness, and independence of the external auditors.

(j)	actioning any other business processes or functions which may be referred to it by the Board of Directors.

The operation and responsibilities of the Audit and Compliance Committee are generally consistent with ASX Principle 4. The Committee met two times during the financial year ended 30 June 2004. Consistent with ASX Principle 4, a summary of the Committee’s role, rights, responsibilities and membership requirements has been posted to the corporate governance section of the Company’s website referred to above.

The members of the Audit and Compliance Committee at the date of this report were:

•	Mr Michael Rogers - Chairperson and designated Financial Expert (appointed 27 July 2005);
•	Ms Alison Ledger (appointed 2 August 2004);
•	Dr David Mazzo (appointed 25 July 2005).

During the financial year, the following persons were also members of the Audit and Compliance Committee:

•	Dr Roger Brimblecombe (resigned 27 July 2005);
•	Mr Stephen Lake (resigned 27 July 2005);
•	Dr Roger Aston (resigned 2 August 2004); and
•	Mrs Nadine Donovan (resigned 30 July 2004).

Due to the structure of the Board during the financial year, the composition of the Audit and Compliance Committee did not comply with Recommendation 4.3 of the ASX Principles at the beginning of the financial year. However, very shortly after the appointment of Alison Ledger and Stephen Lake to the Board on 30 July 2004, the Board resolved to change the composition of the Committee to meet the requirements of Recommendation 4.3.

CORPORATE GOVERNANCE STATEMENT FOR THE YEAR ENDED 30 JUNE 2005

Appointment of External Auditors

The Audit and Compliance Committee is directly responsible for the appointment, reappointment or replacement (subject, if applicable, to shareholder ratification), remuneration, monitoring of effectiveness, and independence of the external auditors, including resolution of disagreements between management and the auditor regarding financial reporting.

The Committee must pre-approve all audit and non-audit services provided by the external auditors and must not engage the external auditors to perform any non-audit/assurance services that may impair or appear to impair the external auditor's judgement or independence in respect of the Company. The Committee may delegate pre-approval authority to a member of the Committee. The decisions of any Audit and Compliance Committee member to whom pre-approval authority is delegated must be presented to the full Committee at its next scheduled meeting.

When reviewing the auditor's independence, the committee will require the rotation of the audit partner at least once every 5 years, in accordance with the Corporations Act 2001.

Nomination Committee

The Board has established a Nomination Committee to assist the Board in selecting candidates for the position of director. The Nomination Committee shall comprise at least two members and the members of the Nomination Committee at the date of this report were:

•	Dr Roger Brimblecombe - Chairperson (appointed 2 August 2004);
•	Dr Roger Aston; and
•	Ms Alison Ledger (appointed 2 August 2004).

During the financial year, the following person was also a member of the Nomination Committee:

•	Mr Gavin Rezos (resigned 2 August 2004).

The primary purpose of the Nomination Committee as set out in its Terms of Reference is to support and advise the Board in fulfilling their responsibilities to shareholders in ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of directors having regard to the law and standards of governance by:

•	Assessing the skills required on the Board, and the extent to which the required skills are represented on the Board;
•	Establishing processes for the review of the performance of individual directors and the Board as a whole; and
•	Establishing processes for the identification of suitable candidates for appointment to the Board.

The operation and responsibilities of the Nomination Committee are generally consistent with ASX Principle 2.

The Committee did not meet during the financial year ended 30 June 2005. Consistent with ASX Principle 2, a summary of the Committee’s role, rights, responsibilities and membership requirements has been posted to the corporate governance section of the Company’s website referred to above. Recommendation 2.5 of the ASX Principles recommends that, among other things, companies disclose their nomination committee's policy for the appointment of directors on their website. The Board considers that the information set out on the website, in summarising the responsibilities of the Nomination Committee, adequately sets out the approach to be taken by the Board and the Nomination Committee in relation to the appointment of new directors, and has not included any additional disclosure in relation to the Nomination Committee's policy for the appointment of directors as referred to in Recommendation 2.5.

CORPORATE GOVERNANCE STATEMENT FOR THE YEAR ENDED 30 JUNE 2005

Remuneration Committee

The Board has established a Remuneration Committee to assist the Board in ensuring that appropriate and effective remuneration packages and policies are implemented within pSivida and its subsidiaries for the Managing Director, executive directors and direct reports to the Managing Director. The Committee's role also extends to the review of non-executive directors' fees.

The Remuneration Committee shall comprise at least two members and the members of the Remuneration Committee at the date of this report were:

•	Dr Roger Brimblecombe (Chairperson);
•	Dr Roger Aston; and
•	Mr Stephen Lake (appointed 2 August 2004).

The duties and responsibilities of the Remuneration Committee as set out in its Terms of Reference are:

•	To review and recommend to the Board, remuneration policies and packages for the Managing Director, executive directors and direct reports to the Managing Director.
•
To recommend to the Board any changes in remuneration policy including superannuation, other benefits and remuneration structure for executives and which is likely to have a material impact on the Group.

•	To review and recommend to the Board proposals for employee and non-executive director equity plans.
•	To review and recommend to the Board proposals for short and long term incentive programmes for executives.
•	To review and recommend to the Board any changes to non-executive directors' fees.
•	To ensure there is a proper performance management process in place throughout the organisation and that it is operating effectively.
•	To be informed of:
o	current trends in executive remuneration and associated incentive initiatives;
o	legislative issues associated with executive remuneration programmes.

The Committee met two times during the financial year ended 30 June 2005. Details of the meetings attended by each Committee member are set out on page 12 of the Directors’ Report. Consistent with ASX Principle 9, a summary of the Committee’s role, rights, responsibilities and membership requirements has been posted to the corporate governance section of the Company’s website referred to above. A copy of the Committee's Terms of Reference is available upon request to the Company.

Remuneration for directors and executives

A brief discussion on the Company's remuneration policies in respect of directors and executives is set out on pages 8 and 9 of this annual report. Detailed disclosure of the remuneration paid to the Company's directors and executives is set out on pages 9 and 10.

CORPORATE GOVERNANCE STATEMENT FOR THE YEAR ENDED 30 JUNE 2005

Remuneration paid to the Company's directors and executives is determined with reference to the market level of remuneration for other listed biotechnology companies both in Australia and the UK. This assessment is undertaken with reference to advice and comment provided by various search executive firms operating in the sector. Consideration of the Company's predominantly research and development stage of development is taken into account in this review.

Bonus levels paid to the Company's directors and executives have been determined and paid on the basis of the Company’s performance reflected through increases in the market capitalisation of the Company and upon successful capital raisings.

Stock options are awarded under the Employee Share Option Plan to the Company's directors and executives and are determined on the individuals’ performance against milestones, the level of involvement in achieving the corporate milestones and goals and to an extent the relativity between executives.

Total remuneration for non-executive directors is determined by resolution of shareholders. The Remuneration Committee determines actual payments to directors and reviews their remuneration annually, based on independent external advice, relativities and the duties and accountabilities of the directors. The maximum available aggregate remuneration approved for non-executive directors is $280,000. During the year the Company's non-executive Chairman received a combined total payment of directors' fees of $36,700.

Non-executive directors may provide specific consulting advice to the Company upon direction from the Board. Remuneration for this work is made at market rates. During the year Dr Roger Brimblecombe provided specific consulting advice and received £76,125 (A$187,759).

Non-executive directors do not receive any other retirement benefits other than a superannuation guarantee contribution required by government regulation, which is currently 9% of their fees. Non-executive directors do participate in the Company's Employee Share Option Plan, given the Company's size and stage of development and the necessity to attract the highest calibre of professionals to the role, whilst maintaining the Company's cash reserves.

The equity based executive remuneration is made under the Company's Employee Share Option Plan (“Plan”). The Plan was approved by shareholders in 2001 and re-approved in 2004.

Integrity in Financial Reporting

Consistent with ASX Principle 4.1, the Company's financial report preparation and approval process for the financial year ended 30 June 2005 involved both the Managing Director and the Chief Financial Officer providing detailed representations to the Board covering:

•	compliance with pSivida's accounting policies and relevant accounting standards;
•	the accuracy of the financial statements and that they provide a true and fair view;
•	integrity and objectivity of the financial statements; and
•	effectiveness of the system of internal control.

Risk Identification and Management

The pSivida Board accepts that taking and managing risk is central to building shareholder value. The Board manages pSivida's level of risk by adhering to a formal Risk Policy & Internal Compliance and Control Systems statement. The pSivida Risk Policy & Internal Compliance and Control Systems statement was adopted on 30 June 2003 and is available from the corporate governance section of the Company’s website.

The Audit and Compliance Committee has primary responsibility for oversight of the financial risks of the Company, in accordance with the Audit and Compliance Committee Charter and with particular emphasis on pSivida's accounting, financial and internal controls. The Audit and Compliance Committee will receive regular reports from the external auditor on critical policies and practices of the Company and in relation to alternative treatments of financial information. The Audit and Compliance Committee Charter was adopted on 30 June 2003 and is available from the corporate governance section of the Company's website.

CORPORATE GOVERNANCE STATEMENT FOR THE YEAR ENDED 30 JUNE 2005

The Company employs executives and retains consultants each with the requisite experience and qualifications to enable the Board to manage the risks to the Company. The Board and Audit and Compliance Committee review risks to the Company at regular Board and Audit and Compliance Committee meetings.

Securities Trading by pSivida Directors and Employees

pSivida adopted a Securities Trading Policy on 30 June 2003. The policy summarises the law relating to insider trading and sets out the policy of the Company on directors, officers, employees and consultants dealing in securities of pSivida.

A summary of the Securities Trading Policy has been posted to the corporate governance section of the Company’s website. This policy is provided to all directors and employees and compliance with it is reviewed on an ongoing basis in accordance with the Company’s risk management systems.

Continuous Disclosure

pSivida has established policies and procedures in order to comply with its continuous and periodic disclosure requirements under the Corporations Act 2001 (Cth) and the ASX Listing Rules. The pSivida Board has adopted a formal Continuous Disclosure Policy, a summary of which is available from the corporate governance section of the Company’s website. The Continuous Disclosure Policy was adopted on 26 September 2002, and is consistent with the informal policies and practices of the Board that were in place prior to the formal adoption of the Continuous Disclosure Policy document.

The Company Secretary has primary responsibility for the disclosure of material information to ASIC and ASX and maintains a procedural methodology for disclosure, as well as for record keeping.

pSivida's Continuous Disclosure Policy requires all management to notify the Managing Director, or the Company Secretary in his absence, of any potentially material information as soon as practicable. The Policy also sets out what renders information material.

The Board reviews the Company’s compliance with this policy on an ongoing basis and will update it from time to time, if necessary.

Shareholder Communications

The Board's formal policy on communicating with shareholders, its Communications Strategy Policy, is available from the corporate governance section of the Company’s website and supplements pSivida's Continuous Disclosure Policy.

The aim of the Communications Strategy Policy is to make known pSivida's methods for disclosure to shareholders and the general public. The Policy details the steps between disclosure to ASIC and ASX and communication to shareholders, with the Company's website playing an important role in pSivida's communications strategy.

The Board reviews this policy and compliance with it on an ongoing basis.

CORPORATE GOVERNANCE STATEMENT FOR THE YEAR ENDED 30 JUNE 2005

To add further value to pSivida's communications with shareholders, the external auditor will be requested to attend the Company's AGM and be available to answer shareholders' questions about the conduct of the audit and the preparation and conduct of the auditor's report.

Conduct and Ethics

The pSivida Code of Conduct was adopted on 30 June 2003. The Code covers a broad range of issues and refers to those practices necessary to maintain confidence in pSivida's integrity, including procedures in relation to:

•	compliance with the law;
•	financial records;
•	contributions to political parties, candidates or campaigns;
•	occupational health and safety;
•	confidential information;
•	conflict of interest;
•	efficiency;
•	equal opportunity;
•	corporate bribery; and
•	membership to industry and professional associations.

The Code directs individuals to report any contraventions of the Code to their superior or the Managing Director.

AUDITOR'S INDEPENDENCE DECLARATION FOR THE YEAR ENDED 30 JUNE 2005

ERNST & YOUNG

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Auditor's Independence Declaration to the Directors of pSivida Limited

In relation to our audit of the financial report of pSivida Limited for the financial year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

V W Tidy
Partner
Perth
Date: 13 September 2005

23

STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2005

	Notes	Consolidated		pSivida Limited
		2005	2004	2005	2004
			$$		$$
Revenues from ordinary activities	2	828,976	381,679	599,199	251,314

Corporate office expenses		(7,666,765)	(888,961)	(6,546,822)	(888,961)
Research and development	3	(8,287,930)	(7,011,666)	-	-
Book value / costs on sale of property, plant and equipment		-	(28)	-	(28)
Loss from ordinary activities before income tax		(15,125,719)	(7,518,976)	(5,947,623)	(637,675)
Income tax expense relating to ordinary activities	4	-	-	-	-
Loss from ordinary activities after income tax		(15,125,719)	(7,518,976)	(5,947,623)	(637,675)
Loss from extraordinary items after income tax benefit		-	-	-	-
Net loss		(15,125,719)	(7,518,976)	(5,947,623)	(637,675)
Net loss attributable to outside equity interest	16	399,196	3,835,771	-	-
Net loss attributable to members of the Company	15	(14,726,523)	(3,683,205)	(5,947,623)	(637,675)
Increase / (decrease) in foreign currency translation reserve arising on translation of self-sustaining foreign operations	14(a)	(350,287)	77,985	-	-
Total revenue, expense and valuation adjustments attributable to members of the Company recognized directly in equity		(350,287)	77,985	-	-
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the Company		(15,076,810)	(3,605,220)	(5,947,623)	(637,675)

Basic earnings per share (cents)	22	(7.09)	(2.90)
Diluted earnings per share (cents)	22	(7.09)	(2.90)

This statement of financial performance should be read in conjunction with the accompanying notes to the financial statements.

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2005

	Notes	Consolidated		pSivida Limited
		2005	2004	2005	2004
			$$		$$
Current Assets
Cash	17(a)	12,892,061	31,350,656	10,243,479	29,551,397
Receivables	6	709,418	340,482	119,529	60,618
Other	7	322,933	38,958	174,998	38,958
Total Current Assets		13,924,412	31,730,096	10,538,006	29,650,973

Non-Current Assets
Other financial assets	8	-	-	85,383,940	13,657,129
Property, plant and equipment	9	3,273,663	669,699	75,456	69,312
Intangibles	10	64,837,238	7,934,622	-	-
Other	7	-	32,641	-	13,439
Total Non-Current Assets		68,110,901	8,636,962	85,459,396	13,739,880
Total Assets		82,035,313	40,367,058	95,997,402	43,390,853

Current Liabilities
Payables	11	2,017,820	1,938,115	603,498	297,886
Provisions	12	29,879	-	29,879	-
Total Current Liabilities		2,047,699	1,938,115	633,377	297,886
Total Liabilities		2,047,699	1,938,115	633,377	297,886
Net Assets		79,987,614	38,428,943	95,364,025	43,092,967

Equity
Parent entity interest
Contributed equity	13	107,883,835	49,957,982	107,883,835	49,957,982
Reserves	14	20,761	78,220	292,828	-
Accumulated losses	15	(27,916,982)	(13,190,459)	(12,812,638)	(6,865,015)
Parent entity interest		79,987,614	36,845,743	95,364,025	43,092,967
Total outside equity interest	16	-	1,583,200	-	-
Total Equity		79,987,614	38,428,943	95,364,025	43,092,967

This statement of financial position should be read in conjunction with the accompanying notes to the financial statements.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2005

	Notes	Consolidated		pSivida Limited
		2005	2004	2005	2004
			$$		$$
Cash flows from operating activities
Payments to suppliers, employees and consultants		(4,815,520)	(2,044,430)	(4,696,451)	(2,129,415)
Interest received		667,310	326,576	599,199	251,314
Research and development expenditure		(8,318,054)	(6,124,304)	-	-
Other income		161,666	27,474	-	-
Interest expense		-	(6,782)	-	-
Net cash used in operating activities	17(b)	(12,304,598)	(7,821,466)	(4,097,252)	(1,878,101)

Cash flows from investing activities
Purchase of property, plant and equipment		(3,410,218)	(527,168)	(49,444)	(60,046)
Cash paid for equity increase in controlled entity		(4,644,964)	-	(17,147,206)	(4,841,443)
Net cash used in investing activities		(8,055,182)	(527,168)	(17,196,650)	(4,901,489)

Cash flows from financing activities
Proceeds from issue of ordinary shares		3,666,500	36,506,617	3,666,500	36,506,617
Payment of share issue costs		(27,422)	(2,150,819)	(27,422)	(2,150,819)
Loans to / (from) group companies		-	-	(14,346)	-
Equity contributions from outside equity interest		-	2,597,649	-	-
Net cash provided by financing activities		3,639,078	36,953,447	3,624,732	34,355,798
Net increase / (decrease) in cash held		(16,720,702)	28,604,813	(17,669,170)	27,576,208
Cash at the beginning of the financial year		31,350,656	1,180,134	29,551,397	493,080
Effects of exchange rate changes on the balance of cash held in foreign currencies		(1,737,893)	1,565,709	(1,638,748)	1,482,109
Cash at the end of the financial year	17(a)	12,892,061	31,350,656	10,243,479	29,551,397

This statement of cash flows should be read in conjunction with the accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

1. Summary of Significant Accounting Policies

(a)	Basis of accounting

The financial statements have been prepared in accordance with the historical cost convention. The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The financial statements have been prepared in Australian dollars unless otherwise stated.

(b)	Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising pSivida Limited (the parent entity) and all entities that pSivida Limited controlled from time to time during the year and at balance date.

Information from the financial statements of subsidiaries is included from the date the parent company obtains control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(c)	Foreign currencies

Translation of Foreign Currency Transactions
Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the entities within the consolidated entity that are outstanding at balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

Except for certain specific hedges and hedges of foreign currency operations, all resulting exchange differences arising on settlement or re-statement are brought to account in determining the profit or loss for the financial year, and transaction costs, premiums and discounts on forward currency contracts are deferred and amortised over the life of the contract.

Translation of Accounts of Overseas Operations

All overseas operations are deemed to be self-sustaining as each is financially and operationally independent of pSivida Limited. The financial reports of overseas operations are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve (Note 14).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

(d)	Cash and cash equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purposes of the Statement of Cash Flows, cash includes cash on hand, in banks and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdraft.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(e)	Receivables

Receivables are recognised and carried at original amount less a provision for any uncollectible debts.

Interest is taken up as income on an accrual basis.

(f)	Investments

All non-current investments are carried at the lower of cost and recoverable amounts. The carrying amount of non-current investments is reviewed by the Directors at each reporting date.

(g)	Recoverable amount

Non-current assets are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount the expected net cash flows have not been discounted to their present value.

(h)	Property, plant and equipment

Cost
All classes of property, plant and equipment are measured at cost.

Depreciation
Depreciation is provided on a straight-line basis on all property, plant and equipment, other than freehold land.

Major depreciation periods are:
	2005	2004
Leasehold improvements	Lease term	Lease term
Plant and equipment	3 years	3 years

(i)	Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating Leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

Contingent rentals are recognised as an expense in the financial year in which they are incurred.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(j)	Intangibles

Intellectual Property

Intellectual property represents acquired biotechnology intellectual property through the original and subsequent acquisitions of shareholdings in UK based pSiMedica Limited, which owns the BioSilicon™ intellectual property rights royalty free. pSiMedica Limited owns directly the patented rights to BioSilicon™, a porous form of silicon and an enabling platform nanotechnology in the biomedical industry.

Intellectual property is recorded at the cost of acquisition and is carried forward as an asset on the expectation that it will lead to commercialisation. The carrying amount of intangibles is reviewed by the Directors at each reporting date.

The directors gave due consideration to the technical and commercial life of the intellectual property and patents and licences to determine their useful life and determined this to be the lesser of 20 years or the average remaining life of the patents.

Amortisation is calculated on a straight-line basis so as to write off the cost of the asset over its expected useful life commencing with commercial production of products.

Costs associated with new patent applications have been expensed as research and development.

(k)	Other non-current assets

Research and development costs
Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. To date, no research and development costs have been deferred.

(l)	Trade and other payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

Deferred cash settlements are recognised at the present value of the outstanding consideration payable on the acquisition of an asset discounted at prevailing commercial borrowing rates.

(m)	Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

(n)	Contributed equity

Ordinary share capital is recognised at the fair value of the consideration received by the Company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(o)	Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criterion must also be met before revenue is recognised:

Interest
Control of the right to receive the interest payment.

Dividends
Control of the right to receive the dividend payment.

(p)	Taxes

Income Tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Goods and Services Tax (GST)
Revenues, expenses and assets are recognised net of the amount of GST except:

▪
where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

▪	receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

(q)	Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Employee entitlements expenses arising in respect of the following categories:

▪	wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements; and
▪	other types of employee entitlements;

are charged against profits on a net basis in their respective categories.

The value of the employee share option plan described in Note 19 is not being charged as an employee entitlement expense.

Any contributions made to the superannuation fund by entities within the consolidated entity are charged against profits when due.

(r)	Earnings per share (EPS)

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

▪	costs of servicing equity (other than dividends) and preference share dividends;
▪	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
▪	other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(s)	Comparative information

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

2.	Revenue from ordinary activities

	Consolidated		pSivida Limited
	2005	2004	2005	2004
		$$		$$
Revenues from non-operating activities
Interest
- other persons / corporations	667,310	325,479	599,199	250,427
Other revenue	161,666	56,200	-	887
Total revenues from ordinary activities	828,976	381,679	599,199	251,314

3.	Expenses and losses / (gains)

(a)	Expenses

Depreciation and amortisation of non-current assets
Borrowing costs	11,520	11,520	11,520	11,520
Goodwill on acquisition	973,923	-	-	-
Plant and equipment	36,839	23,683	36,200	23,683
Leasehold improvements	7,100	4,157	7,100	4,157
Included in research and development costs:
Plant and equipment	569,071	287,702	-	-
Leasehold improvements	18,717	-	-	-
Other non-current assets	18,130	19,666	-	-
Total depreciation and amortisation of non-current assets	1,635,300	346,728	54,820	39,360

Write off of borrowing costs	1,920	-	1,920	-
Operating lease charges	97,738	95,772	97,738	95,772
Research and development costs	8,287,930	7,011,666	-	-

(b)	(Losses) / gains

Net loss on disposal of property, plant and equipment	(6,910)	-	-	-
Foreign currency gain / (loss)	(1,623,484)	1,461,368	(1,638,747)	1,461,368

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

4.	Income tax

The prima facie tax, using tax rates applicable in the country of operation, on operating loss differs from the income tax provided in the accounts as follows:

	Consolidated		pSivida Limited
	2005	2004	2005	2004
		$$		$$
Prima facie tax benefit from ordinary activities	(4,537,716)	(2,255,693)	(1,784,287)	(191,302)
Tax effect of permanent differences
Capital expenses	-	-	-	-
Other items (net)	3,866	10,637	894	487
Income tax benefit attributable to ordinary activities	(4,533,850)	(2,245,056)	(1,783,393)	(190,815)
Future income tax benefit not brought to account	4,533,850	2,245,056	1,783,393	190,815
Income tax expense	-	-	-	-
Future income tax benefit from tax losses not brought to account at balance date as realisation of the benefit is not virtually certain (at 30%)	9,583,554	5,049,704	2,679,083	895,690

This future income tax benefit will only be obtained if:
(a)	future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
(b)	the conditions for deductibility imposed by tax legislation continue to be complied with; and
(c)	no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

The Company has elected not to consolidate under the tax consolidation regime.

5.	Dividends paid or provided for on ordinary shares

No dividend has been declared or paid during the current financial year or the prior financial year.

The consolidated entity does not have any franking credits available for current or future years as the consolidated entity is not in a tax paying position.

6.	Receivables

Current
Other debtors (i)	709,418	340,482	103,347	60,618
Amounts receivable from controlled entities	-	-	16,182	-
	709,418	340,482	119,529	60,618

(i)
Other debtors include amounts outstanding for goods & services tax (GST) and value added tax (VAT). These amounts are non-interest bearing and have repayment terms applicable under the relevant government authorities.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

7.	Other assets

	Consolidated		pSivida Limited
	2005	2004	2005	2004
		$$		$$
Current
Prepayments	322,933	38,958	174,998	38,958

Non-current
Borrowing costs	34,559	34,559	34,559	34,559
Accumulated amortisation	(34,559)	(21,120)	(34,559)	(21,120)
	-	13,439	-	13,439

Other non-current assets (i)	53,061	58,301	-	-
Accumulated amortisation	(53,061)	(39,099)	-	-
	-	19,202	-	-
	-	32,641	-	13,439

(i)	Other non-current assets comprises the fair value of non-cash consideration in pSiOncology made by minority shareholders. This amount has been amortised over 3 years on a straight line basis.

8.	Other financial assets

Non-current
Shares in controlled entities	-	-	85,383,940	13,657,129

Controlled entities are accounted for in the consolidated accounts as set out in Note 1(b).

(a)	Investments in controlled entities

	Country of incorporation
		2005	2004	2005	2004
		%	%	$	$
pSiMedica Limited (i)	UK	100	44.72	84,183,937	13,657,129
pSiOncology Pte Ltd	Singapore	100	44.72	-	-
AION Diagnostics Limited	Australia	100	-	1,200,003	-
pSivida UK Limited	UK	100	-	-	-
pSivida Inc	USA	100	-	-	-
				85,383,940	13,657,129

(i)	Consolidation occurred in 2004 financial year due to pSivida having more than 50% of the voting rights in pSiMedica.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

9.	Property, plant and equipment

	Consolidated		pSivida Limited
	2005	2004	2005	2004
		$$		$$
Plant and equipment
At cost	2,439,455	1,360,533	162,411	119,912
Accumulated amortisation	(1,119,916)	(699,938)	(95,904)	(59,704)
	1,319,539	660,595	66,507	60,208

Leasehold improvements
At cost	155,799	14,214	21,159	14,214
Accumulated amortisation	(30,188)	(5,110)	(12,210)	(5,110)
	125,611	9,104	8,949	9,104

Construction in progress
At cost	1,828,513	-	-	-

Total property, plant and equipment
At cost	4,423,767	1,374,747	183,570	134,126
Accumulated amortisation	(1,150,104)	(705,048)	(108,114)	(64,814)
	3,273,663	669,699	75,456	69,312

(a)	Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

Plant and equipment
Carrying amount at beginning of year	660,595	400,549	60,208	33,370
Additions	1,358,690	549,880	42,499	50,521
Disposals	(6,910)	-	-	-
Depreciation	(605,910)	(311,385)	(36,200)	(23,683)
Net foreign currency movements	(86,926)	21,551	-	-
Carrying amount at end of year	1,319,539	660,595	66,507	60,208

Leasehold improvements
Carrying amount at beginning of year	9,104	3,736	9,104	3,736
Additions	146,978	9,525	6,945	9,525
Depreciation	(25,817)	(4,157)	(7,100)	(4,157)
Net foreign currency movements	(4,654)	-	-	-
Carrying amount at end of year	125,611	9,104	8,949	9,104

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

9.	Property, plant and equipment (continued)

Notes	Consolidated		pSivida Limited
	2005	2004	2005	2004
	$	$	$	$
Construction in progress
Carrying amount at beginning of year	-	-	-	-
Additions	1,904,551	-	-	-
Net foreign currency movements	(76,038)	-	-	-
Carrying amount at end of year	1,828,513	-	-	-

10.	Intangibles

Intellectual property - at cost	56,249,010	7,934,622	-	-
Goodwill on acquisition	9,562,151	-	-	-
Accumulated amortisation	(973,923)	-	-	-
	64,837,238	7,934,622	-	-

The ultimate recoupment of costs carried forward for intellectual property is dependent on the successful development and commercial exploitation of its technology. In accordance with Note 1(j), amortisation will be calculated on a straight-line basis over its expected useful life commencing with commercial production of products.

11.	Payables

Current
Trade creditors (i)	806,047	1,162,281	98,724	99,678
Other creditors (i)	1,161,671	738,690	467,594	161,064
Amounts payable to directors and director-related entities	38,253	29,910	23,495	29,910
Amounts payable to other related parties	11,849	7,234	11,849	7,234
Amounts payable to controlled entities	-	-	1,836	-
	2,017,820	1,938,115	603,498	297,886

(i)
Trade and other creditor amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

12.	Provisions

Current
Provision for employee entitlements	19	29,879	-	29,879	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

13.	Contributed equity

(a)	Issued capital

	Consolidated		pSivida Limited
	2005	2004	2005	2004
		$$		$$
Ordinary shares, fully paid	107,883,835	49,957,982	107,883,835	49,957,982

(b)	Movements in share capital

	2005	2004	2005	2004
	Number	Number		$$
Balance at beginning of year	153,937,785	103,916,213	49,957,982	15,602,183
Issued during the year
Share placements	49,804,381	38,000,000	54,286,775	33,946,640
Share purchase plan	-	3,891,572	-	933,977
Options exercised	15,570,000	8,130,000	3,666,500	1,626,000
Share issue costs	-	-	(27,422)	(2,150,818)
Balance at end of year	219,312,166	153,937,785	107,883,835	49,957,982

(c)	Share options

	Exer-cise price	Expiry date	Balance at beginning of year	Issued during the year	Exercised during the year	Cancelled during the year	Balance at end of year
			Number	Number	Number	Number	Number
Unlisted options	$0.20	31/12/04	12,570,000	-	(12,570,000)	-	-
Unlisted options	$0.50	31/12/04	150,000	-	(150,000)	-	-
Unlisted options	$0.65	31/12/04	150,000	-	(150,000)	-	-
Unlisted options *	$0.40	31/12/04	2,200,000	-	(2,200,000)	-	-
Unlisted options *	$0.20	31/12/04	500,000	-	(500,000)	-	-
Unlisted options *	$0.61	31/12/07	4,395,000	-	-	(20,000)	4,375,000
Unlisted options	$1.09	5/8/08	-	2,050,000	-	-	2,050,000
Unlisted options *	$1.18	5/8/09	-	9,114,537	-	(59,824)	9,054,713
Unlisted options *	$1.02	31/12/08	-	200,000	-	-	200,000
Unlisted options *	$0.80	31/12/08	-	115,000	-	-	115,000
Unlisted options *	$0.80	31/3/10	-	3,202,000	-	(25,000)	3,177,000
			19,965,000	14,681,537	(15,570,000)	(104,824)	18,971,713

*	Options issued pursuant to the Company’s Employee Share Option Plan (ESOP).

(d)	Terms and conditions of contributed equity

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

14. Reserves

	Consolidated		pSivida Limited
	2005	2004	2005	2004
		$$		$$
Foreign currency translation	(272,067)	78,220	-	-
Option premium	292,828	-	292,828	-
	20,761	78,220	292,828	-

(a)	Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

Balance at beginning of year	78,220	235	-	-
Gain / (loss) on translation of foreign controlled entities	(350,287)	77,985	-	-
Balance at end of year	(272,067)	78,220	-	-

(b)	Option premium reserve

The option premium reserve is used to recognise the value of options issued of a capital nature.

Balance at beginning of year	-	-	-	-
Increase on issue of options	292,828	-	292,828	-
Balance at end of year	292,828	-	292,828	-

15.	Accumulated losses

Balance at beginning of year	(13,190,459)	(9,507,254)	(6,865,015)	(6,227,340)
Net loss attributable to members of the Company	(14,726,523)	(3,683,205)	(5,947,623)	(637,675)
Balance at end of year	(27,916,982)	(13,190,459)	(12,812,638)	(6,865,015)

16.	Outside equity interest

Reconciliation of outside equity interest in controlled entities

Balance at beginning of year	1,583,200	204,354	-	-
Share of subsidiary acquisition	-	3,622,319	-	-
Share of current year loss	(399,196)	(3,835,771)	-	-
Share of foreign currency translation reserve	79,361	90,489	-	-
Effect of change in shareholding	(1,263,365)	1,501,809	-	-
Balance at end of year	-	1,583,200	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

17.	Notes to the statement of cash flows

(a)	Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	Consolidated		pSivida Limited
	2005	2004	2005	2004
		$$		$$
Cash on hand	1,637,560	665,355	198,215	260,016
Deposits at call	11,254,501	30,685,301	10,045,264	29,291,381
	12,892,061	31,350,656	10,243,479	29,551,397

(b)	Reconciliation of loss from ordinary activities after related income tax to net cash flows used in operating activities

Loss from ordinary activities after tax	(15,125,719)	(7,518,976)	(5,947,623)	(637,675)
Depreciation	631,727	315,542	43,300	27,840
Amortisation	1,003,573	31,186	11,520	11,520
Write off of borrowing costs	1,920	-	1,920	-
Loss on disposal of property, plant and equipment	6,910	-	-	-
Exchange rate adjustments on balance of cash held in foreign currencies	1,623,484	(1,461,368)	1,638,747	(1,482,109)
Changes in net assets and liabilities
(Increase) / decrease in assets:
Trade and other receivables	(408,904)	(238,081)	(42,730)	(29,256)
Prepayments	(290,102)	(12,061)	(136,040)	(12,061)
Increase / (decrease) in liabilities:
Trade and other creditors	222,634	1,062,292	303,775	243,640
Provisions	29,879	-	29,879	-
Net cash flows used in operating activities	(12,304,598)	(7,821,466)	(4,097,252)	(1,878,101)

(c)	Non-cash financing and investing activities

In August 2004 the Company issued 49,804,381 shares at a value of $1.09 each to former pSiMedica Limited shareholders as part consideration for the acquisition of the remaining interest in pSiMedica Limited.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

18.	Expenditure commitments

	Notes	Consolidated		pSivida Limited
		2005	2004	2005	2004
			$$		$$
Operating leases (non-cancellable)
Not later than one year		325,509	95,772	38,935	95,772
Later than one year and not later than five years		122,370	-	-	-
		447,879	95,772	38,935	95,772

19.	Employee entitlements

The aggregate employee liability recognised and included in the financial statements is as follows:

Provision for employee entitlements (current)	12	29,879	-	29,879	-

	Number	Number	Number	Number
Number of employees at end of financial year	36	20	9	5

Superannuation

Under government regulations the Company is legally required to contribute 9% of employees' gross income to an approved superannuation fund. Employees are entitled to contribute additional amounts to the fund at their own discretion. The Company makes the required contribution to each employee’s nominated Superannuation Fund.

The consolidated entity does not operate a defined benefits superannuation fund.

Contributions by the consolidated entity of up to 9% of employees' wages and salaries are legally enforceable in Australia.

United Kingdom subsidiary, pSiMedica Limited, operates a defined contribution pension scheme. The pension cost charge for the year under the defined contribution scheme was £79,411 ($A195,863) (2004: £30,660 ($A75,149)).

Employee share option plan (ESOP)

An employee share option plan has been established where directors and employees of the consolidated entity are issued with options over the ordinary shares of pSivida Limited. Shareholders reapproved the plan at the AGM held on 17 November 2004. The options, issued for nil consideration, are issued in accordance with performance guidelines established by the directors of pSivida Limited.

Employee share options carry no rights to dividends and no voting rights.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

19.	Employee entitlements (continued)

		2005	2004
		Number	Number
Balance at beginning of financial year	a	7,095,000	2,700,000
Granted during financial year	b	12,631,537	4,395,000
Exercised during financial year	c	(400,000)	-
Transferred during financial year	d	(2,300,000)	-
Forfeited during financial year	e	(104,824)	-
Balance at end of financial year	f	16,921,713	7,095,000

(a) Balance at beginning of financial year

Options - series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued 31 December 2001	2,200,000	31/12/01	13/10/03	31/12/04	$0.40
Issued 1 November 2002	500,000	1/11/02	1/11/03	31/12/04	$0.20
Issued 21 October 2003	250,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	250,000	21/10/03	21/7/04	31/12/07	$0.61
Issued 21 October 2003	2,345,000	21/10/03	21/4/04	31/12/07	$0.61
Issued 21 October 2003	350,000	21/10/03	21/1/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/05	31/12/07	$0.61
	7,095,000

(b) Granted during financial year

Options - series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued 5 August 2004	175,000	5/8/04	5/8/04	5/8/09	$1.18
Issued 5 August 2004	50,000	5/8/04	5/8/05	5/8/09	$1.18
Issued 5 August 2004	8,889,537	5/8/04	5/8/04	5/8/09	$1.18
Issued 22 April 2005	200,000	22/4/05	22/4/05	22/4/10	$1.02
Issued 22 April 2005	115,000	22/4/05	22/4/05	31/12/08	$0.80
Issued 22 April 2005	50,000	22/4/05	22/4/06	31/3/10	$0.80
Issued 22 April 2005	450,000	22/4/05	22/4/05	31/3/10	$0.80
Issued 22 April 2005	2,252,000	22/4/05	22/4/06	31/3/10	$0.80
Issued 22 April 2005	450,000	22/4/05	22/4/07	31/3/10	$0.80
	12,631,537

Options - series 2004	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued 21 October 2003	250,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	250,000	21/10/03	21/7/04	31/12/07	$0.61
Issued 21 October 2003	2,345,000	21/10/03	21/4/04	31/12/07	$0.61
Issued 21 October 2003	350,000	21/10/03	21/1/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/05	31/12/07	$0.61
	4,395,000

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

19.	Employee entitlements (continued)

(c) Exercised during financial year

Options - series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued 31 December 2001	(150,000)	31/12/01	13/10/03	31/12/04	$0.40
Issued 1 November 2002	(250,000)	1/11/02	1/11/03	31/12/04	$0.20
	(400,000)

(d) Transferred during financial year

Options - series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued 31 December 2001	(2,050,000)	31/12/01	13/10/03	31/12/04	$0.40
Issued 1 November 2002	(250,000)	1/11/02	1/11/03	31/12/04	$0.20
	(2,300,000)

(e) Forfeited during financial year

Options - series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued 21 October 2003	(20,000)	21/10/03	21/4/04	31/12/07	$0.61
Issued 5 August 2004	(59,824)	5/8/04	5/8/04	5/8/09	$1.18
Issued 22 April 2005	(25,000)	22/4/05	22/4/06	31/3/10	$0.80
	(104,824)

(f) Balance at end of financial year

Options - series 2005	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued 21 October 2003	250,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	250,000	21/10/03	21/7/04	31/12/07	$0.61
Issued 21 October 2003	2,325,000	21/10/03	21/4/04	31/12/07	$0.61
Issued 21 October 2003	350,000	21/10/03	21/1/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/05	31/12/07	$0.61
Issued 5 August 2004	175,000	5/8/04	5/8/04	5/8/09	$1.18
Issued 5 August 2004	50,000	5/8/04	5/8/05	5/8/09	$1.18
Issued 5 August 2004	8,829,713	5/8/04	5/8/04	5/8/09	$1.18
Issued 22 April 2005	200,000	22/4/05	22/4/05	22/4/10	$1.02
Issued 22 April 2005	115,000	22/4/05	22/4/05	31/12/08	$0.80
Issued 22 April 2005	50,000	22/4/05	22/4/06	31/3/10	$0.80
Issued 22 April 2005	450,000	22/4/05	22/4/05	31/3/10	$0.80
Issued 22 April 2005	2,227,000	22/4/05	22/4/06	31/3/10	$0.80
Issued 22 April 2005	450,000	22/4/05	22/4/07	31/3/10	$0.80
	16,921,713

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

19.	Employee entitlements (continued)

Options - series 2004	Number	Grant date	Vesting date	Expiry date	Exercise price $
Issued 31 December 2001	2,200,000	31/12/01	13/10/03	31/12/04	$0.40
Issued 1 November 2002	500,000	1/11/02	1/11/03	31/12/04	$0.20
Issued 21 October 2003	250,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	250,000	21/10/03	21/7/04	31/12/07	$0.61
Issued 21 October 2003	2,345,000	21/10/03	21/4/04	31/12/07	$0.61
Issued 21 October 2003	350,000	21/10/03	21/1/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/03	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/04	31/12/07	$0.61
Issued 21 October 2003	400,000	21/10/03	21/10/05	31/12/07	$0.61
	7,095,000

20.	Contingent liabilities

The consolidated entity had no contingent liabilities as at 30 June 2005.

21.	Subsequent events

On 25 July 2005 the Company announced that it had appointed Dr David Mazzo as a non-executive director of the Company.

On 27 July 2005 that Company announced that it had appointed Mr Michael Rogers as a non-executive director of the Company.

On 15 August 2005 the Company announced that it was in negotiations and undertaking due diligence to acquire a US based specialised drug delivery company through the issue of American Depositary Receipts (ADRs).

On 23 August 2005 the Company announced that it had raised US$4.2 million (AU$5.6 million) before costs via the private placement of 665,000 American Depositary Receipts (ADRs) to predominantly US investors at US$6.50 each (AU$8.61). Each ADR represents 10 ordinary shares. The ADRs have an attached 1 for 10, 3 year warrant exercisable at US$12.50 per ADR.

22.	Earnings per share

The following reflects the income and share data used in the calculation of basic and diluted earnings per share:

	Consolidated
	2005	2004
		$$
Net loss	(15,125,719)	(7,518,976)
Adjustments:
Net loss attributable to outside equity interest	399,196	3,835,771
Losses used in calculating basic and diluted earnings per share	(14,726,523)	(3,683,205)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

22.	Earnings per share (continued)

	Consolidated
	2005	2004
	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	207,802,540	126,990,066
Effect of dilutive securities
Share options	-	-
Adjusted weighted average number of ordinary shares used in calculating basic and diluted earnings per share	207,802,540	126,990,066

Since the end of the financial year the Company has issued 6,650,000 ordinary shares and 780,000 options expiring 5 August 2008, exercisable at US$1.25 each, pursuant to a Private Investment in Public Equity (PIPE).

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this annual report.

23.	Director and executive disclosures

(a)	Details of specified directors and specified executives

The specified directors of pSivida Limited during the year were:

•	Dr Roger Brimblecombe - Non-Executive Chairman
•	Mr Gavin Rezos - Managing Director
•	Dr Roger Aston - Director, Strategy
•	Mr Stephen Lake - Non-Executive Director (appointed 30 July 2004)
•	Ms Alison Ledger - Non-Executive Director (appointed 30 July 2004)
•	Mrs Nadine Donovan - Former Finance Director (resigned 30 July 2004)

The specified executives of the consolidated entity during the year were:
•	Prof Leigh Canham - Chief Scientific Officer, pSiMedica Limited
•	Mr Aaron Finlay - Company Secretary, Chief Financial Officer
•	Dr Anna Kluczewska - Managing Director, AION Diagnostics Limited
•	Mr Steve Connor - Operations Director, pSiMedica Limited
•	Dr Jill Ogden - Commercialisation Director, pSiMedica Limited

(b)	Remuneration of specified directors and specified executives

(i)	Remuneration policy

The Remuneration Committee of the Board of Directors of pSivida Limited is responsible for determining and reviewing compensation arrangements for the directors, the managing director and the executive team. The Remuneration Committee assesses the appropriateness of the nature and amount of the emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

23.	Director and executive disclosures (continued)

(b)	Remuneration of specified directors and specified executives (continued)

(ii)	Remuneration of specified directors and specified executives

Specified directors

	Primary		Post Employ-ment	Other Benefits	Equity	Total	Total cash-based remuner-ation
	Salary and fees	Bonus	Super-annuation		Options * (i)
		$$		$$		$$	$
2005
Dr R Brimblecombe	224,459	25,000	-	-	229,296	478,755	249,459
Mr G Rezos	348,062	75,000	10,905	-	1,361,127	1,795,094	433,967
Dr R Aston	315,683	25,000	8,438	1,189	558,592	908,902	350,310
Mr S Lake	22,917	-	-	-	91,718	114,635	22,917
Ms A Ledger	27,500	-	2,475	-	91,718	121,693	29,975
Mrs N Donovan	2,083	-	188	-	-	2,271	2,271
Total	940,704	125,000	22,006	1,189	2,332,451	3,421,350	1,088,899

2004
Dr R Brimblecombe	152,992	-	-	-	145,200	298,192	152,992
Mr G Rezos	363,881	250,000	27,320	-	435,600	1,076,801	641,201
Dr R Aston	302,822	40,000	40,711	-	181,500	565,033	383,533
Mrs N Donovan	90,325	-	2,250	-	127,050	219,625	92,575
Total	910,020	290,000	70,281	-	889,350	2,159,651	1,270,301

*	These options had no taxable value at the date of issue.

Specified executives

	Primary		Post Employ-ment	Other Benefits	Equity	Total	Total cash-based remuner-ation
	Salary and fees	Bonus	Super-annuation		Options * (i)
		$$		$$		$$	$
2005
Prof L Canham	193,780	-	22,553	6,056	353,524	575,913	222,389
Mr A Finlay	144,572	32,500	13,135	-	370,396	560,603	190,207
Dr A Kluczewska	208,333	10,000	-	-	299,808	518,141	218,333
Mr S Connor	181,146	-	21,738	10,612	143,751	357,247	213,496
Dr J Ogden	169,816	-	20,378	6,060	143,751	340,005	196,254
Total	897,647	42,500	77,804	22,728	1,311,230	2,351,909	1,040,679

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

23.	Director and executive disclosures (continued)

(b)	Remuneration of specified directors and specified executives (continued)

(ii)	Remuneration of specified directors and specified executives (continued)

	Primary		Post Employ-ment	Other Benefits	Equity	Total	Total cash-based remuner-ation
	Salary and fees	Bonus	Super-annuation		Options * (i)
		$$		$$		$$	$
2004
Dr A Kluczewska	143,600	25,000	-	-	295,572	464,172	168,600
Prof L Canham	180,537	-	35,410	3,832	-	219,779	219,779
Mr S Connor	176,773	-	23,683	6,941	-	207,397	207,397
Dr R Saffie	130,742	-	15,441	2,307	-	148,490	148,490
Dr J Ogden	102,873	-	11,581	3,072	-	117,526	117,526
Total	734,525	25,000	86,115	16,152	295,572	1,157,364	861,792

*	These options had no taxable value at the date of issue.

(i)
During the year options were granted to directors and specified executives in August 2004 in respect of the pSiMedica acquisition and April 2005 in respect of annual performance reviews, pursuant to the Company’s Employee Share Option Plan, which have been included as equity options remuneration above. These options have been valued using the Black Scholes Option Valuation Model, which takes into account time value and the volatility of the stock price.

A total of 8,251,000 options were issued to directors and employees in August 2004. The options are exercisable at $1.18, being an 8% premium to the share price at the time of the grant, and may be exercised between the date of grant and expiry on 5 August 2009.

A total of 3,152,000 options were issued to employees in April 2005. The options are exercisable at $0.80, being a 10% premium to the share price at the time of the grant. The options are subject to varying vesting and performance conditions and expire on 31 March 2010.

(c)	Remuneration options granted and vested during the year

During the financial year options were granted as equity compensation benefits to certain specified directors and specified executives as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in the entity at the exercise price stated below. The options may only be exercised after the vesting date stated below, and expire on the dates shown below. Vesting of the options is dependent on the achievement of certain key performance criteria where indicated. The key performance criteria to be met are in respect of certain employee performance targets.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

23.	Director and executive disclosures (continued)

(c)	Remuneration options granted and vested during the year (continued)

Share options issued by pSivida Limited
			Terms and conditions for each grant
	Vested	Granted	Grant date	Value per option at grant date **		Value of under-lying share at grant date		Exer-cise price per share		Vesting date	Expiry date
	Number	Number				$$					$
Specified directors
Dr R Brimblecombe	500,000	500,000	5 Aug 04		$0.459		$1.09		$1.18	5 Aug 04	5 Aug 09
Mr G Rezos	2,750,000	2,750,000	5 Aug 04		$0.459		$1.09		$1.18	5 Aug 04	5 Aug 09
Dr R Aston	1,000,000	1,000,000	5 Aug 04		$0.459		$1.09		$1.18	5 Aug 04	5 Aug 09
Mr S Lake	200,000	200,000	5 Aug 04		$0.459		$1.09		$1.18	5 Aug 04	5 Aug 09
Ms A Ledger	200,000	200,000	5 Aug 04		$0.459		$1.09		$1.18	5 Aug 04	5 Aug 09
Total	4,650,000	4,650,000

Specified executives
Prof L Canham	700,000 -	700,000 * 125,000	5 Aug 04 22 Apr 05	$ $	0.459 0.261	$ $	1.09 0.75	$ $	1.18 0.80	5 Aug 04 22 Apr 06	5 Aug 09 31 Mar 10
Mr A Finlay	700,000 -	700,000 200,000	5 Aug 04 22 Apr 05	$ $	0.459 0.261	$ $	1.09 0.75	$ $	1.18 0.80	5 Aug 04 22 Apr 06	5 Aug 09 31 Mar 10
Dr A Kluczewska	100,000 - 400,000	100,000 125,000	5 Aug 04 22 Apr 05	$ $	0.459 0.261	$ $	1.09 0.75	$ $	1.18 0.80	5 Aug 04 22 Apr 06	5 Aug 09 31 Mar 10
Mr S Connor	300,000 -	300,000 * 125,000	5 Aug 04 22 Apr 05	$ $	0.459 0.261	$ $	1.09 0.75	$ $	1.18 0.80	5 Aug 04 22 Apr 06	5 Aug 09 31 Mar 10
Dr J Ogden	300,000 -	300,000 * 125,000	5 Aug 04 22 Apr 05	$ $	0.459 0.261	$ $	1.09 0.75	$ $	1.18 0.80	5 Aug 04 22 Apr 06	5 Aug 09 31 Mar 10
Total	2,500,000	2,800,000

Share options issued by AION Diagnostics Limited
			Terms and conditions for each grant
	Vested	Granted	Grant date	Value per option at grant date **	Value of under-lying share at grant date	Exer-cise price per share	Vesting date	Expiry date
	Number	Number			$$			$
Specified directors
Mr G Rezos	-	* 250,000	3 Feb 05	$0.40	$0.40	Nil		3 Feb 08
Dr R Aston	-	* 250,000	3 Feb 05	$0.40	$0.40	Nil		3 Feb 08
Total	-	500,000

Specified executives
Prof L Canham	-	* 65,840	3 Feb 05	$0.40	$0.40	Nil		3 Feb 08
Mr A Finlay	-	* 98,760	3 Feb 05	$0.40	$0.40	Nil		3 Feb 08
Dr A Kluczewska	-	* 395,040	3 Feb 05	$0.40	$0.40	Nil		3 Feb 08
Total	-	559,640

*	Vesting of these options is subject to performance conditions
**	Options have been valued using the Black Scholes Option Valuation Model, which takes into account time value and the volatility of the stock price.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

23.	Director and executive disclosures (continued)

(d)	Shares issued on exercise of remuneration options

	Shares issued	Amount paid per share		Amount unpaid per share
	Number			$$
Specified directors
Mrs N Donovan	250,000 150,000	$ $	0.20 0.40	- -
Total	400,000

(e)	Specified directors’ and specified executives’ equity holdings

Fully paid ordinary shares of pSivida Limited

	Balance at 1 July 2004	Granted as remuneration	Net other change	Balance at 30 Jun 2005
	Number	Number	Number	Number
Specified directors
Dr R Brimblecombe	320,833	-	124,234	445,067
Mr G Rezos	10,895,657	-	423,625	11,319,282
Dr R Aston	3,090,833	-	4,002,753	7,093,586
Mr S Lake *	-	-	-	-
Ms A Ledger *	2,000,000	-	(100,000)	1,900,000
Mrs N Donovan **	54,333	-	-	54,333
Total	16,361,656	-	4,450,612	20,812,268

Specified executives
Prof L Canham	-	-	3,909,579	3,909,579
Mr A Finlay	-	-	-	-
Dr A Kluczewska	-	-	-	-
Mr S Connor	-	-	189,000	189,000
Dr J Ogden	-	-	-	-
Total	-	-	4,098,579	4,098,579

* Opening balance at date of appointment
** Closing balance at date of resignation

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

23.	Director and executive disclosures (continued)

(e)	Specified directors’ and specified executives’ equity holdings (continued)

Share options issued by pSivida Limited

	Balance at 1 July 2004	Granted as remuneration	Net other change	Balance at 30 Jun 2005
	Number	Number	Number	Number
Specified directors
Dr R Brimblecombe	1,000,000	500,000	(550,889)	949,111
Mr G Rezos	5,450,000	2,750,000	(4,228,970)	3,971,030
Dr R Aston	4,500,000	1,000,000	(3,950,889)	1,549,111
Mr S Lake *	-	200,000	42,061	242,061
Ms A Ledger *	-	200,000	-	200,000
Mrs N Donovan **	850,000	-	-	850,000
Total	11,800,000	4,650,000	(8,688,687)	7,761,313

Specified executives
Prof L Canham	-	825,000	39,289	864,289
Mr A Finlay		900,000	-	900,000
Dr A Kluczewska	1,200,000	225,000	-	1,425,000
Mr S Connor	-	425,000	19,645	444,645
Dr J Ogden	-	425,000	129,708	554,708
Total	1,200,000	3,100,000	188,642	4,488,642

* Opening balance at date of appointment
** Closing balance at date of resignation

Share options issued by AION Diagnostics Limited

	Balance at 1 July 2004	Granted as remuneration	Net other change	Balance at 30 Jun 2005
	Number	Number	Number	Number
Specified directors
Dr R Brimblecombe	-	-	-	-
Mr G Rezos	-	250,000	-	250,000
Dr R Aston	-	250,000	-	250,000
Mr S Lake *	-	-	-	-
Ms A Ledger *	-	-	-	-
Mrs N Donovan **	-	-	-	-
Total	-	500,000	-	500,000

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

23.	Director and executive disclosures (continued)

(e)	Specified directors’ and specified executives’ equity holdings (continued)

Share options issued by AION Diagnostics Limited

Specified executives
Prof L Canham	-	65,840	-	65,840
Mr A Finlay	-	98,760	-	98,760
Dr A Kluczewska	-	395,040	-	395,040
Mr S Connor	-	-	-	-
Dr J Ogden	-	-	-	-
Total	-	559,640	-	559,640

* Opening balance at date of appointment
** Closing balance at date of resignation

(f)	Other transactions with specified directors

All transactions with related parties are made on normal commercial terms and conditions except where indicated.

Consultancy fees and other payments of Nil (2004: $341,362) were paid to Aymon Pacific Pty Ltd, a company controlled by Mr G Rezos, and have been included in directors’ remuneration above.

Consultancy fees and other payments of $319,941 (2004: $44,000) were paid to Newtonmore Biosciences Pty Ltd, a company controlled by Dr R Aston. The portion of this amount relating to services performed by Dr Aston has been included in directors’ remuneration above.

Consultancy fees of $2,083 (2004: $71,858) were paid to Blackwood Pty Ltd, a company controlled by Mrs N Donovan, and have been included in directors’ remuneration above.

An amount of £220,689 (A$544,320) (2004 £186,682 (A$457,567)) was paid or payable to QinetiQ Limited, a shareholder of pSivida Limited and former shareholder of pSiMedica Limited, for the use of laboratory facilities and for patent filing and administration.

During the year $114,732 (2004: $78,068) was paid to Blake Dawson Waldron (BDW) for various routine arm’s length legal services. BDW is a national Australian firm with over 180 partners. One of those partners is a relative of a pSivida director.

An amount of Nil (2004: $12,637) was paid to Viaticus Capital Ltd, a company controlled by Mr G Rezos, for sublease of BGC Centre office space. A further amount of $332,085 (2004: Nil) was paid to Viaticus Capital Ltd for consultancy fees and other payments, and has been included in directors’ remuneration above.

An amount of $125,982 (2004: $149,489) was paid to Albion Capital Partners, of which Mr G Rezos is a partner, for sublease of BGC Centre office space. A further amount of $63,360 (2004: Nil) was paid to Albion Capital Partners for financial analyst services.

Amounts owing to directors, director-related parties and other related parties at 30 June 2005 were $50,102 (2004: $37,145).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

24.	Auditor’s remuneration

	Consolidated		pSivida Limited
	2005	2004	2005	2004
		$$		$$
Auditor of the parent entity
Audit or review of the financial report	24,240	16,500	24,240	16,500
Other general advice	1,020	6,000	1,020	6,000
	25,260	22,500	25,260	22,500

Other auditors
Audit or review of the financial report	42,423	30,393	-	-
Taxation services	9,496	-	-	-
Other non-audit services in relation to US SEC and NASDAQ requirements on listing and annual lodgements	638,768	-	638,768	-
Other general advice	4,936	-	4,936	-
	695,623	30,393	643,704	-

The auditor of pSivida Limited is Ernst and Young.

25.	Segment information

(a)	Business segment - primary segment

The consolidated entity operates in only one business segment, being the biotechnology sector.

(b)	Geographic segment - secondary segment

	Segment revenues		Segment assets		Acquisition of segment assets
	2005	2004	2005	2004	2005	2004
		$$		$$		$$
Australia	-	888	11,429,117	29,733,723	56,920	4,901,489
United Kingdom	161,666	55,312	68,693,088	8,145,493	61,390,641	3,696,463
Singapore	-	-	1,934,243	3,299,932	20,836	-
Unallocated	667,310	325,479	-	-	-
Eliminations	-	-	(21,135)	(812,090)	-	(5,501,723)
Consolidated	828,976	381,679	82,035,313	40,367,058	61,468,397	3,096,229

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

26.	Financial instruments

(a)	Interest rate risk

	Notes	Floating interest rate	Fixed interest rate	Non-interest bearing	Total	Weighted average interest rate
			$$		$$%
2005
Financial assets
Cash	17(a)	12,528,926	200,000	163,135	12,892,061	2.87
Trade and other receivables	6	-	-	709,418	709,418	-
		12,528,926	200,000	872,553	13,601,479

Financial liabilities
Trade creditors and accruals	11	-	-	2,017,820	2,017,820	-

2004
Financial assets
Cash	17(a)	31,350,656	-	-	31,350,656	4.4
Trade and other receivables	6	-	-	340,482	340,482	-
		31,350,656	-	340,482	31,691,138

Financial liabilities
Trade creditors and accruals	11	-	-	1,938,115	1,938,115	-

(b)	Net fair values

The net fair values of the financial assets and liabilities at balance date approximate the carrying amounts in the financial statements, except where specifically stated.

(c)	Credit risk exposure

The consolidated entity's maximum exposure to credit risk to each class of recognised financial asset is the carrying amount, net of any provisions for doubtful debts, of those assets as indicated in the balance sheet.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

27.	Impacts of adopting Australian equivalents to International Financial Reporting Standards

(a)	Management of the transition to AIFRS

pSivida Limited will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards (“AIFRS”) for annual reporting periods beginning on or after 1 January 2005. Accordingly, pSivida’s first half-year report prepared under AIFRS will be for the half-year reporting period ended 31 December 2005, and its first annual financial report prepared under AIFRS will be for the year ended 30 June 2006.

In 2004 the Company commenced a review of accounting policies in preparation for managing the transition to AIFRS. Priority has been given to considering the preparation of an opening balance sheet in accordance with AIFRS as at 1 July 2004, the Company’s transition date to AIFRS. This will form the basis of accounting for AIFRS in the future and is required when the Company prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

(b)	The likely impacts of AIFRS on the results and financial position of the Company and the consolidated entity

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and the likely impacts on the current year result and financial position of the Company and consolidated entity had the financial statements been prepared using AIFRS, based on the directors’ accounting policy decisions current at the date of this financial report. Readers of the financial report should note that the disclosures below represent the Company’s best estimates of the quantitative impact of the AIFRS implementation at the date of this report. The actual effects of AIFRS transition may differ from these estimates due to further developments in AIFRS and interpretations thereof issued by the standard setters and IFRIC or emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations, which may result in changes to the accounting policy decisions made by the directors and, consequently, the likely impacts outlined below.

The directors may, at any time until the completion of the consolidated entity’s first AIFRS compliant financial report, elect to revisit, and where considered necessary, revise the accounting policies applied in preparing the disclosures below.

(c)	Adjustments to balance sheet items under AIFRS (net of tax)

(i)	Intangibles

Under AASB 3 Business Combinations, goodwill would not be permitted to be amortised but instead is subject to impairment testing on an annual basis or upon triggers which may indicate a potential impairment. As a result accumulated amortisation of $973,923 (Company: Nil) (all expensed during the 2005 year) would be added back to the value of intangibles.

(ii)	Share-based payments

Under AASB 2 Share-Based Payment, equity-settled share-based payments in respect of equity instruments issued after 7 November 2002 that were unvested as at 1 January 2005 are measured at fair value at grant date. The fair value determined at grant date of equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the estimated number of equity instruments that will vest. As a consequence, contributed equity will increase by $396,677 (Company: $396,677) for the financial year ended 30 June 2005.

(iii)	Foreign currency translation reserve

The directors have elected to set the translation reserve to zero as at AIFRS transition as permitted under AASB 1 First-Time Adoption of Australian Equivalents to International Financial Reporting Standards. This results in the transfer of $78,220 (Company: Nil) from the foreign currency translation reserve to retained earnings as at AIFRS transition.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

27.	Impacts of adopting Australian equivalents to International Financial Reporting Standards (continued)

(c)	Adjustments to balance sheet items under AIFRS (net of tax) (continued)

(iv)	Accumulated losses

With limited exceptions, adjustments required on first-time adoption of AIFRS are recognised directly in accumulated losses at the date of transition to AIFRS. The cumulative effect of these adjustments for the consolidated entity will be an increase in opening accumulated losses of $78,220 (Company: Nil).

(d)	Adjustments to current year loss under AIFRS (net of tax)

(i)	Intangibles

Under AASB 3 Business Combinations, goodwill would not be permitted to be amortised but instead is subject to impairment testing on an annual basis or upon triggers which may indicate a potential impairment. As a result amortisation expense of $973,923 (Company: Nil) would be added back to the net loss for the year.

(ii)	Share-based payments

Under AASB 2 Share-Based Payment, equity-settled share-based payments in respect of equity instruments issued after 7 November 2002 that were unvested as at 1 January 2005 are measured at fair value at grant date. The fair value determined at grant date of equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the estimated number of equity instruments that will vest. As a consequence, an additional employee benefit expense of $309,642 (Company: $309,642) and consultancy fees expense of $87,035 (Company $87,035) will be recognised in the profit and loss for the financial year ended 30 June 2005.

(e)	Other impacts

(i)
Management has decided to apply the exemption provided in AASB 1 First-Time Adoption of Australian Equivalents to International Financial Reporting Standards which permits entities not to restate business combinations under that occurred prior to the date of transition to AIFRS. Business combinations occurring after the date of transition will be subject to the provisions of AASB 3 Business Combinations.

(ii)
Management has decided to apply the exemption provided in AASB 1 First-Time Adoption of Australian Equivalents to International Financial Reporting Standards which permits entities not to apply the requirements of AASB 132 Financial Instruments: Presentation and Disclosures and AASB 139 Financial Instruments: Recognition and Measurement for the financial year ended 30 June 2005. The standards will be applied from 1 July 2005. Management is in the process of determining the impact that adopting the standards would have on the financial statements of the consolidated entity.

(iii)
Under AASB 136 Impairment of Assets, the consolidated entity’s assets, including goodwill would be tested for impairment as part of the cash generating unit to which they belong, and any impairment losses recognised in the income statement. At this stage in the Company’s review process the Company is not aware of any impairment issues that would result in a material adjustment to the financial statements.

(iv)	No material impacts are expected to the cash flows presented under current AGAAP on adoption of AIFRS.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

27.	Impacts of adopting Australian equivalents to International Financial Reporting Standards (continued)

(f)	Acquisition of minority interest

During the year the Company purchased minority interests in controlled entity pSiMedica Limited. Under current AGAAP this acquisition has been accounted for separately from other acquisitions (that is, as a step acquisition, which involved the separate determination and recognition of the fair values of the net assets of the subsidiary and any goodwill arising on the acquisition).

AASB 127 Consolidated and Separate Financial Statements requires minority interests to be classified as equity. Consequently the acquisition by the Company of additional ownership interests in pSiMedica Limited represents an equity transaction. As such, accounting for the transaction as a step acquisition is inappropriate. The financial effect of the adjustment required on the restatement of the 30 June 2005 accounts is yet to be determined.

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DIRECTORS' DECLARATION

The directors declare that:

(a)	in the directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due and payable;

(b)
in the directors’ opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the Company and the consolidated entity; and

(c)	the directors have been given the declarations required by s 295A of the Corporations Act 2001.

Signed in accordance with a resolution of the directors made pursuant to s 295(5) of the Corporations Act 2001.

On behalf of the directors

Dr R Brimblecombe
Non-Executive Chairman

Perth, 13 September 2005

ERNST & YOUNG

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

**Independent audit report to members of pSivida Limited**

**Scope**

*The financial report, and directors' responsibility*

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for pSivida Limited (the company) and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

*Audit approach*

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

**Independence**

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration.

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Liability limited by the Accountants Scheme, approved under the Professional Standards Act 1994 (NSW).

ERNST & YOUNG

Audit opinion

In our opinion:

1. the financial report of pSivida Limited is in accordance with:
   (a) the Corporations Act 2001, including:
      (i) giving a true and fair view of the financial position of pSivida Limited and the consolidated entity at 30 June 2005 and of their performance for the year ended on that date; and
      (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
   (b) other mandatory financial reporting requirements in Australia.

Ernst & Young

V W Tidy
Partner
Perth
13 September 2005

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Liability limited by the Accountants Scheme, approved under the Professional Standards Act 1994 (NSW).